Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES THE MAILING OF ITS CIRCULAR IN CONNECTION WITH THE

SPECIAL MEETING OF SHAREHOLDERS TO APPROVE THE PROPOSED BUSINESS

COMBINATION WITH ROGERS

Calgary, Alberta (April 23, 2021) – Shaw Communications Inc. (“Shaw”) announces the filing of a management information circular dated April 14, 2021 (the “Circular”) and related meeting and proxy materials, which will be mailed to holders of Shaw’s Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in connection with the proposed business combination with Rogers Communications Inc. (“Rogers”).

Shaw and Rogers agreed to combine their respective businesses in accordance with an arrangement agreement dated March 13, 2021 pursuant to which Rogers will acquire all of Shaw’s issued and outstanding Class A Shares and Class B Shares. The transaction will be implemented by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

A special committee (“Special Committee”) of independent directors of Shaw’s Board has unanimously recommended, after consulting with its financial and legal advisors, and based upon, among other things, the fairness opinion received from CIBC World Markets Inc. (“CIBC”), that the Board approve the Arrangement and unanimously recommend that holders of Class A Shares (“Class A Shareholders”) and holders of Class B Shares (“Class B Shareholders”) (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons as provided for under the Arrangement, collectively, the “Shaw Family Shareholders”) vote in favour of the Arrangement.

The Board has unanimously (with Bradley Shaw abstaining) approved, after consultation with its respective financial and legal advisors, and based upon, among other things, the fairness opinion received from TD securities Inc. and the unanimous recommendation from the Special Committee (including the fairness opinion received from CIBC), the Arrangement and unanimously recommends that the Class A Shareholders and Class B Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement.

Shaw’s Board and senior management have agreed to vote all of the shares they own, or exercise control or direction over, in favour of the Arrangement. The Shaw Family Shareholders have also irrevocably agreed to vote all of their Class A Shares (representing approximately 79% of the outstanding Class A Shares as of the Record Date (as defined below)) and Class B Shares (representing approximately 8% of the outstanding Class B Shares as of the Record Date) in favour of the Arrangement. In addition, Cathton Investments Ltd. and, more recently, New Horizons Communications Holdings Ltd. have agreed to vote all of their Class A Shares in favour of the Arrangement, representing approximately 67% of the outstanding Class A Shares not held by the Shaw Family Shareholders, being 67% of the Class A Shares entitled to be voted as part of the separate Class A Share “majority of the minority” vote required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Shaw Special Meeting of Shareholders

In accordance with the terms of the interim order of the Court of Queen’s Bench of Alberta obtained on April 19, 2021, a special meeting (the “Meeting”) of Class A Shareholders and Class B Shareholders will be held virtually on May 20, 2021 at 10:00 a.m. (Mountain time). A copy of the interim order is included in the Circular.

The purpose of the Meeting is for the Class A Shareholders and Class B Shareholders to consider and vote on a resolution approving the Arrangement, as described in the Circular. Only Class A Shareholders and Class B Shareholders of record at the close of business on April 6, 2021 (the “Record Date”) will be entitled to vote at the Meeting, subject to the rights of certain transferees of shares who become shareholders following the Record Date to vote (as set out in the Circular). Due to COVID-19 and related recommendations of Canadian public health officials, the Meeting will be conducted via live webcast online at www.virtualshareholdermeeting.com/shawspecial2021.

How to Vote

All Class A Shareholders and Class B Shareholders are encouraged to vote at the Meeting (virtually) or by proxy. Details on how to vote and how to participate at the Meeting via the live webcast are contained in the Circular.

The completion of the Arrangement is subject to, among other things, the approval of two thirds of the votes cast by the Class A Shareholders and Class B Shareholders at the Meeting, voting separately as a class, as well as majority of the minority approval under MI 61-101 of the Class A Shareholders and Class B Shareholders (which requires the approval of a majority of votes cast by such shareholders at the Meeting, excluding the votes of the Shaw Family Shareholders and any other person required to be excluded for the purposes of MI 61-101), each voting separately as a class.

About the Transaction

The Arrangement remains subject to other customary closing conditions, including court approval and approvals from certain Canadian regulators. Shaw and Rogers intend to work cooperatively and constructively with the Competition Bureau, the Ministry of Innovation, Science and Economic Development and the Canadian Radio-television and Telecommunications Commission in order to secure the requisite regulatory approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, the Arrangement is currently anticipated to be completed in the first half of 2022.

Shaw’s shareholders are encouraged to read the Circular and its appendices carefully and in their entirety. The Circular has been filed on Shaw’s profile on SEDAR at www.sedar.com and is available on Shaw’s website at www.shaw.ca.

Contact Details

Investment community contact:

Shaw Investor Relations

investor.relations@sjrb.ca

Media contact:

Chethan Lakshman, VP, External Affairs

chethan.lakshman@sjrb.ca

(403) 930-8448

Cautionary statement

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the timing and anticipated receipt of required shareholder, regulatory, court, stock exchange or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Arrangement and the anticipated timing for closing of the Arrangement. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed Arrangement is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, stock exchange, shareholder and regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. In addition, if the transaction is not completed, and Shaw continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources by Shaw to the completion of the transaction could have an impact on Shaw’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Shaw.

A comprehensive discussion of other risks that impact Shaw can also be found in its public reports and filings which are available under its profile on SEDAR at www.sedar.com.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

4